                         EMERGENCY MEDICAL SERVICES L.P.
                              6200 S. SYRACUSE WAY
                        GREENWOOD VILLAGE, COLORADO 80111


                                    December 7, 2005



Mr. Larry Spirgel
Mr. Daniel F. Zimmerman
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop #3561
Washington, D.C. 20549

            Re:   Emergency Medical Services L.P.
                  Registration Statement on Form S-4
                  File No. 333-128925
                  ----------------------------------


Gentlemen:

      Emergency Medical Services L.P. ("EMS L.P.") and the other registrants signatory hereto (with EMS L.P., collectively referred to herein as the "Issuers") submit this letter in connection with the Issuers' Registration Statement on Form S-4 (File No. 333-128925) (the "Registration Statement") relating to the Issuers' offer to exchange (the "Exchange Offer") $250,000,000 principal amount at maturity 10% senior subordinated notes due 2015 (the "Outstanding Notes") for $250,000,000 principal amount at maturity 10% senior subordinated notes due 2015 (the "Exchange Notes").

      In connection with the Issuers' request for acceleration of the effective date of the Registration Statement, filed with the United States Securities and Exchange Commission (the "Commission") on December 2, 2005, the Issuers acknowledge that:

      (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (3) the Issuers may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                 *     *     *

December 7, 2005
Securities and Exchange Commission



                              Sincerely,

                              AMR HOLDCO, INC.
                              EMCARE HOLDCO, INC.
                              AMERICAN MEDICAL RESPONSE, INC.
                              HANK'S ACQUISITION CORP.
                              FOUNTAIN AMBULANCE SERVICE, INC.
                              MEDLIFE EMERGENCY MEDICAL SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE NORTHWEST, INC.
                              AMERICAN MEDICAL RESPONSE WEST
                              METROPOLITAN AMBULANCE SERVICE
                              AMERICAN MEDICAL RESPONSE OF INLAND EMPIRE
                              DESERT VALLEY MEDICAL TRANSPORT, INC.
                              SPRINGS AMBULANCE SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE OF COLORADO, INC.
                              INTERNATIONAL LIFE SUPPORT, INC.
                              MEDEVAC MIDAMERICA, INC.
                              MEDEVAC MEDICAL RESPONSE, INC.
                              AMERICAN MEDICAL RESPONSE OF OKLAHOMA, INC.
                              AMERICAN MEDICAL RESPONSE OF TEXAS, INC.
                              KUTZ AMBULANCE SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE HOLDINGS, INC.
                              AMERICAN MEDICAL RESPONSE MANAGEMENT, INC.
                              A1 LEASING, INC.
                              FLORIDA EMERGENCY PARTNERS, INC.
                              MOBILE MEDIC AMBULANCE SERVICE, INC.
                              METRO AMBULANCE SERVICE, INC.
                              METRO AMBULANCE SERVICE (RURAL), INC.
                              MEDIC ONE AMBULANCE SERVICES, INC.
                              AMERICAN MEDICAL RESPONSE OF SOUTH CAROLINA, INC. AMERICAN MEDICAL RESPONSE OF NORTH CAROLINA, INC.

December 7, 2005
Securities and Exchange Commission



                              AMERICAN MEDICAL RESPONSE OF GEORGIA, INC.
                              TROUP COUNTY EMERGENCY MEDICAL SERVICES, INC. RANDLE EASTERN AMBULANCE SERVICE, INC.
                              MEDI-CAR SYSTEMS, INC.
                              MEDI-CAR AMBULANCE SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE OF TENNESSEE, INC.
                              PHYSICIANS & SURGEONS AMBULANCE SERVICE, INC. AMERICAN MEDICAL RESPONSE OF ILLINOIS, INC. MIDWEST AMBULANCE MANAGEMENT COMPANY
                              PARAMED, INC.
                              MERCY AMBULANCE OF EVANSVILLE, INC.
                              TIDEWATER AMBULANCE SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE OF CONNECTICUT,
                              INCORPORATED
                              AMERICAN MEDICAL RESPONSE OF MASSACHUSETTS, INC. AMERICAN MEDICAL RESPONSE MID-ATLANTIC, INC. AMBULANCE ACQUISITION, INC.
                              METRO AMBULANCE SERVICES, INC.
                              BROWARD AMBULANCE, INC.
                              ATLANTIC AMBULANCE SERVICES ACQUISITION, INC. ATLANTIC/KEY WEST AMBULANCE, INC.
                              ATLANTIC/PALM BEACH AMBULANCE, INC.
                              SEMINOLE COUNTY AMBULANCE, INC.
                              LIFEFLEET SOUTHEAST, INC.
                              AMERICAN MEDICAL PATHWAYS, INC.
                              ADAM TRANSPORTATION SERVICE, INC.
                              ASSOCIATED AMBULANCE SERVICE, INC.
                              PARK AMBULANCE SERVICE INC.
                              FIVE COUNTIES AMBULANCE SERVICE, INC.
                              SUNRISE HANDICAP TRANSPORT CORP.
                              STAT HEALTHCARE, INC.
                              LAIDLAW MEDICAL TRANSPORTATION, INC.
                              MERCY, INC.

December 7, 2005
Securities and Exchange Commission



                              AMERICAN INVESTMENT ENTERPRISES, INC.
                              LIFECARE AMBULANCE SERVICE, INC.
                              TEK, INC.
                              MERCY LIFE CARE
                              HEMET VALLEY AMBULANCE SERVICE, INC.
                              AMERICAN MEDICAL RESPONSE OF SOUTHERN CALIFORNIA MEDIC ONE OF COBB, INC.
                              PUCKETT AMBULANCE SERVICE, INC.
                              EMCARE HOLDINGS INC.
                              EMCARE, INC.
                              EMCARE OF ALABAMA, INC.
                              EMCARE CONTRACT OF ARKANSAS, INC.
                              EMCARE OF ARIZONA, INC.
                              EMCARE OF CALIFORNIA, INC.
                              EMCARE OF COLORADO, INC.
                              EMCARE OF CONNECTICUT, INC.
                              EMCARE OF FLORIDA, INC.
                              EMCARE OF GEORGIA, INC.
                              EMCARE OF HAWAII, INC.
                              EMCARE OF INDIANA, INC.
                              EMCARE OF IOWA, INC.
                              EMCARE OF KENTUCKY, INC.
                              EMCARE OF LOUISIANA, INC.
                              EMCARE OF MAINE, INC.
                              EMCARE OF MICHIGAN, INC.
                              EMCARE OF MINNESOTA, INC.
                              EMCARE OF MISSISSIPPI, INC.
                              EMCARE OF MISSOURI, INC.
                              EMCARE OF NEVADA, INC.
                              EMCARE OF NEW HAMPSHIRE, INC.
                              EMCARE OF NEW JERSEY, INC.
                              EMCARE OF NEW MEXICO, INC.
                              EMCARE OF NEW YORK, INC.
                              EMCARE OF NORTH CAROLINA, INC.
                              EMCARE OF NORTH DAKOTA, INC.
                              EMCARE OF OHIO, INC.
                              EMCARE OF OKLAHOMA, INC.
                              EMCARE OF OREGON, INC.
                              EMCARE OF PENNSYLVANIA, INC.
                              EMCARE OF RHODE ISLAND, INC.
                              EMCARE OF SOUTH CAROLINA, INC.
                              EMCARE OF TENNESSEE, INC.

December 7, 2005
Securities and Exchange Commission



                              EMCARE OF TEXAS, INC.
                              EMCARE OF VERMONT, INC.
                              EMCARE OF VIRGINIA, INC.
                              EMCARE OF WASHINGTON, INC.
                              EMCARE OF WEST VIRGINIA, INC.
                              EMCARE OF WISCONSIN, INC.
                              EMCARE PHYSICIAN PROVIDERS, INC.
                              EMCARE PHYSICIAN SERVICES, INC.
                              EMCARE SERVICES OF ILLINOIS, INC.
                              EMCARE SERVICES OF MASSACHUSETTS, INC.
                              EMCARE ANESTHESIA SERVICES, INC.
                              ECEP, INC.
                              COORDINATED HEALTH SERVICES, INC.
                              EM-CODE REIMBURSEMENT SOLUTIONS, INC.
                              EMERGENCY MEDICINE EDUCATION SYSTEMS, INC.
                              EMERGENCY SPECIALISTS OF ARKANSAS, INC. II
                              FIRST MEDICAL/EMCARE, INC.
                              HEALTHCARE ADMINISTRATIVE SERVICES, INC.
                              OLD STAT, INC.
                              REIMBURSEMENT TECHNOLOGIES, INC.
                              STAT PHYSICIANS, INC.
                              THE GOULD GROUP, INC.
                              TIFTON MANAGEMENT SERVICES, INC.
                              TUCKER EMERGENCY SERVICES, INC.
                              HELIX PHYSICIANS MANAGEMENT, INC.
                              NORMAN BRUCE JETTON, INC.
                              PACIFIC EMERGENCY SPECIALISTS MANAGEMENT, INC. AMERICAN EMERGENCY PHYSICIANS MANAGEMENT, INC. PHYSICIAN ACCOUNT MANAGEMENT, INC.
                              PROVIDER ACCOUNT MANAGEMENT, INC.
                              CHARLES T. MITCHELL, INC.
                              GLOBAL MEDICAL RESPONSE, INC.

                              AMERICAN MEDICAL RESPONSE DELAWARE VALLEY, LLC
                              By: American Medical Response Mid-Atlantic, Inc., its sole member

December 7, 2005
Securities and Exchange Commission



                              REGIONAL EMERGENCY SERVICES, LP
                              By: Florida Emergency Partners, Inc., its general partner

                              PROVIDACARE, L.L.C.
                              By:  American Medical Pathways, Inc., its sole
                              member

                              AMR BROCKTON, L.L.C.
                              By: American Medical Response of Massachusetts, Inc., its manager

                              EMCARE OF MARYLAND LLC,
                              By: EmCare Holdings Inc. and EmCare, Inc., its members

                              EMS MANAGEMENT LLC
                              By: AMR HoldCo, Inc. and EmCare HoldCo, Inc., its members

                              EMERGENCY MEDICAL SERVICES L.P.
                              By:  EMSC, Inc., its general partner


                              By:   /s/ Randel G. Owen
                                  --------------------------------
                              Name:  Randel G. Owen
                              Title: Chief Financial Officer